Exhibit 12.1

AMF Bowling Worldwide, Inc.

Computation of Ratio of Earnings to Fixed Charges
(dollars in millions)

				Transition Period	Reorganized Predecessor Company
	Predecessor Company
						Fiscal Year Ended June 27, 2004
	Fiscal Year Ended December 31, 1999	Fiscal Year Ended December 31, 2000	Fiscal Year Ended December 31, 2001	Six Months Ended June 30, 2002	Fiscal Year Ended June 29, 2003
Pre-tax income (loss) from continuing operations	(154.8)	(178.7)	(212.2)	688.9	4.5	(64.8)

Fixed Charges:
Interest expense	111.3	121.5	104.9	23.3	39.8	32.6
Rentals—33%	11.0	11.5	10.3	4.8	8.8	13.5

Total fixed charges	122.3	133.0	115.2	28.1	48.6	46.1

Pre-tax income (loss) from continuing operations plus fixed charges	(32.5)	(45.7)	(97.0)	717.0	53.1	(18.7)

Ratio of earnings to fixed charges	(0.27)	(0.34)	(0.84)	25.52	1.09	(0.41)